UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No.         4)*
                           --------------------------


                           Home City Financial Corporation
                           -------------------------------
                                (Name of Issuer)


                            Common shares, no par value
                            ---------------------------
                           (Title of Class of Securities)


                                  43706C 10 0
                                  -----------
                                 (CUSIP Number)



                                 December 31, 2001
                                 -----------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x  ]     Rule  13d-1(b)
     [   ]     Rule  13d-1(c)
     [   ]     Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  43706C  10  0     13G
            -------------

1     NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

      Home  City  Financial  Corporation  Employee  Stock  Ownership  Plan

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

                                                          (a)[   ]

                                                          (b)[ x ]

3     SEC  USE  ONLY


4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      Ohio



NUMBER  OF     5     SOLE  VOTING  POWER
SHARES               -0-
BENEFICIALLY
OWNED
BY  EACH       6     SHARED  VOTING  POWER
REPORTING PERSON     -0-
WITH           7     SOLE  DISPOSITIVE  POWER
                    -0-
               8     SHARED  DISPOSITIVE  POWER
                     94,547
9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       94,547

10     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

       12.1%

12     TYPE  OF  REPORTING  PERSON*

       EP


CUSIP  No.  43706C  10  0     13G
            -------------

1      NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       First  Bankers  Trust  Company,  N.A.

2      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

                                                           (a)[   ]

                                                           (b)[ x ]

3      SEC  USE  ONLY


4      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       United  States


NUMBER  OF     5     SOLE  VOTING  POWER
SHARES               54,857
BENEFICIALLY
OWNED
BY  EACH       6     SHARED  VOTING  POWER
REPORTING PERSON    -0-
WITH           7     SOLE  DISPOSITIVE  POWER

                    -0-

               8     SHARED  DISPOSITIVE  POWER

                     94,547
9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING  PERSON

       94,547
10     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW  9

       12.1%

12     TYPE  OF  REPORTING  PERSON*

       BK

Item  1(a).     Name  of  Issuer:
----------

                Home  City  Financial  Corporation

Item  1(b).     Address  of  Issuer's  Principal  Executive  Offices:
----------

                63  W.  Main  Street
                Springfield,  Ohio  45502

Item  2(a).     Name  of  Persons  Filing:
----------

                First  Bankers  Trust  Company,  N.A.

                Home  City  Financial  Corporation  Employee  Stock
                Ownership  Plan

Item  2(b).     Address  of  Principal  Business  Office or, if none,
                Residence:
----------

                First  Bankers  Trust  Company,  N.A.
                1201  Broadway
                Quincy,  Illinois  62301

                Home  City  Financial  Corporation  Employee  Stock
                Ownership  Plan
                First  Bankers  Trust  Company,  N.A.,  Trustee
                1201  Broadway
                Quincy,  Illinois  62301

Item  2(c).     Citizenship:
----------

                First  Bankers  Trust  Company,  N.A.
                Organized  under  the  laws  of  the  United  States

                Home  City  Financial  Corporation  Employee  Stock
                Ownership  Plan:
                Organized  in  Ohio

Item  2(d).     Title  and  Class  of  Securities:
----------

                Common  shares,  no  par  value

Item  2(e).     CUSIP  Number:
----------

                43706C  10  0



Item  3.     If  this statement is filed pursuant to Rules 13d-1(b),
             or 13d-2(b)
-----
             or  (c),  check  whether  the  person  filing  is  a:

             (a)     [      ]     Broker  or  Dealer  registered under
                                  Section 15 of the Act  (15  U.S.C.  78o).
             (b)     [   X  ]     Bank  as  defined  in  section  3(a)(6)
                                  of the Act (15 U.S.C.  78c).
             (c)     [      ]     Insurance  Company  as  defined in section
                                  3(a)(19) of the  Act  (15  U.S.C.  78c).
             (d)     [      ]     Investment  Company  registered under
                                  section 8 of the Investment  Company  Act
                                  of  1940  (15  U.S.C.  80a-8).
             (e)     [      ]     An  investment  adviser  in  accordance  with
                                  240.13d-1(b)(1)(ii)(E).
             (f)     [   X  ]     An  employee  benefit  plan  or  endowment
                                  fund  in accordance  with   240.13d-1(b)(1)
                                  (ii)(F).
             (g)     [      ]     A  parent  holding  company  or  control
                                  person  in accordance  with   240.13d-1(b)(1)
                                  (ii)(G).
             (h)     [      ]     A  savings  association as defined in
                                  Section 13(b) of the  Federal  Deposit
                                  Insurance  Act (12  U.S.C.  1813).
             (i)     [      ]     A  church plan that is excluded from the
                                  definition of an  investment  company  under
                                  Section 3(c)(14) of the Investment Company
                                  Act of 1940  (15  U.S.C.  80a-3).
             (j)     [      ]     A  group, in accordance with   240.13d-1(b)(1)
                                  (ii)(J).
Item  4.     Ownership:
-------

             First  Bankers  Trust  Company,  N.A.
             -------------------------------------

             (a)     Amount  Beneficially  Owned:
                     94,547

             (b)     Percent  of  Class:
                     12.1%

             (c)     Number  of  shares  as  to  which  such
                     person  has:
                     (i)     sole  power  to  vote  or  to  direct
                             the  vote:
                             54,857

                     (ii)    shared  power  to  vote  or  to  direct
                             the  vote:
                             -0-

                     (iii)   sole  power to dispose or to direct the
                             disposition of:
                             -0-

                     (iv)    shared power to dispose or to direct the
                             disposition of:
                             94,547

             Home  City  Financial  Corporation  Employee Stock Ownership
             Plan
             -------------------------------------------------------------

             (a)     Amount  Beneficially  Owned:
                     94,547

             (b)     Percent  of  Class:
                     12.1%

             (c) Number of Shares as to which such person has:

                     (i)     sole  power  to  vote  or  to  direct
                             the  vote:
                             -0-

                     (ii)    shared  power  to  vote  or  to  direct
                             the  vote:
                             -0-

                     (iii)   sole power to dispose or to direct the
                             disposition of:
                             -0-

                     (iv)    shared  power  to  dispose  or  to  direct
                             the disposition  of:
                             94,547

There  are  94,547 common shares owned by the Home City Financial
Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 2001, 39,690 shares had been allocated to Plan participants.

Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item  5.               Ownership  of  Five  Percent  or  Less  of  a  Class:
-------

                       Inapplicable

Item  6.               Ownership  of More Than Five Percent on Behalf of Another
-------
                       Person:

                       Inapplicable

Item  7.               Identification and Classification of the Subsidiary Which
-------
                       Acquired the Security Being Reported on by the Parent Holding Company:

                       Inapplicable

Item 8.                Identification and Classification of Members of the
                       Group:
------

                       Inapplicable

Item  9.               Notice  of  Dissolution  of  Group:
-------

                       Inapplicable

Item  10.              Certification:
--------

                       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              FIRST  BANKERS  TRUST  COMPANY,  N.A.


 Date:  2-6-02                         By:  /s/  Linda  Shultz
        ------                              ------------------
                                            Trust  Officer



                              HOME  CITY  FINANCIAL  CORPORATION
                              EMPLOYEE  STOCK  OWNERSHIP  PLAN


                              By  First  Bankers  Trust  Company,  N.A.,
                                  Trustee


Date:  2-6-02                         By:  /s/  Linda  Shultz
       ------                              ------------------
                                           Trust  Officer